UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       November 2003

              File No.    0-30952

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 3B6

(Address of principal executive offices)

1.

Press Release dated November 13, 2003

2.

Press Release dated December 4, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SAN TELMO ENERGY LTD

(Registrant)

Dated:  December 5, 2003                         Signed: _/s/ Christopher Dyakowski

                                                                                              Christopher Dyakowski,

                                                                                               Director

SAN TELMO ENERGY LTD. LAND ACQUISITION

Calgary, AB., November 13, 2003 – San Telmo Energy Ltd. (TSX-V: STU, OTCBB: STUOF) wishes to announce that it has acquired, through Alberta Crown Land Sale, the Gold Creek prospect.

San Telmo’s Gold Creek prospect lies approximately ten miles southeast of the city of Grande Prairie. San Telmo has acquired one section of land updip from a thick lower Charlie Lake carbonate unit that has a potential oil water contact on logs. The unit shales out to the northeast, setting up a potential stratigraphic oil trap over San Telmo land. Potential reserves are in the order of 100,000 bbls per well.

The company plans to explore the Gold Creek prospect during the current quarter.

ABOUT SAN TELMO ENERGY LTD.

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on acquiring, developing and producing proven developed and underdeveloped reserves which offer long term value for the company.

FOR FURTHER INFORMATION

Corporate Communications

(877) 772-9286

info@santelmoenergy.com

or the company website at www.santelmoenergy.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safe-harbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ENERGY LTD. PRODUCTION AND EXPLORATION UPDATE

Company successfully moves Gordondale and McLeod projects towards production;

acquires 100% interest in Peace River Arch

VANCOUVER, B.C., December 4, 2003 - San Telmo Energy Ltd. (OTCBB: STUOF;

TSX-V: STU) is pleased to announce an update on current operations.

Gordondale and McLeod

San Telmo has successfully completed and tested its Gordondale well. Public consultation and surveying is currently being conducted, and facilities construction is expected to begin in December.

San Telmo has successfully completed and tested its McLeod well at a maximum unstimulated rate of 6.5 mmcfd and 325 bbls of condensate per day. Sufficient third party pipeline and gas plant capacity has been acquired. Surveying of a six inch gas pipeline has been completed and construction is expected to begin shortly.

Gordondale and McLeod are currently on schedule to be tied-in for production by the new year, providing significant cash flow for San Telmo to fund ongoing exploration and additional production opportunities in the future.

Peace River Arch (Teepee Creek)

After encouraging results, San Telmo has increased its working interest in the Peace River Arch (Teepee Creek) site from 50% to 100%. San Telmo is currently surveying and applying for a license for a second well in the development of its Peace River Arch (Teepee Creek) prospect. San Telmo expects the well to be drilled and evaluated in the current quarter, which ends January 31, 2004.

ABOUT SAN TELMO ENERGY LTD.

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on acquiring, developing and producing proven developed and underdeveloped reserves which offer long term value for the company.

FOR FURTHER INFORMATION

Corporate Communications

(877) 772-9286

info@santelmoenergy.com, or the company website at www.santelmoenergy.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safe-harbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.